FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 27, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for March 27, 2006 and incorporated by reference herein is the Registrant’s immediate report dated March 27, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: March 27, 2006

BluePhoenix Solutions announced the Completion of a $3 Million Follow-on Financing

HERZLIA, Israel – March 26, 2006 – BluePhoenix Solutions Ltd. (NASDAQ:BPHX – News), the leader in Enterprise IT Modernization, today reported the completion of a $3 million follow-on private placement to certain institutional investors, who previously invested in BluePhoenix in 2004. Pursuant to the terms of the $5 million convertible debentures issued in 2004, these institutional investors increase their investment in BluePhoenix to the maximum amount set forth in the agreement, $3 million of debentures. Under the terms of this financing, BluePhoenix issued each investor a 44 month debenture, bearing interest at an annual rate of six months LIBOR and convertible at $4.50 per share. Each investor also received warrants purchasing ordinary shares at $6.50 per share. The warrants are exercisable into ordinary shares equal to 30% of the ordinary shares into which the debentures are convertible. If the warrants are fully exercised, BluePhoenix will issue an additional 200,000 ordinary shares for gross proceeds of $1.3 million.

Arik Kilman, BluePhoenix chief executive officer commented: “This transaction demonstrates an additional vote of confidence in BluePhoenix business strategy and its management team. The funds will provide additional working capital, which will enable us to execute our development and growth plans. We continue to effectively manage our operating costs and remain focused on our goal to provide the added value of our legacy modernization solutions to an increasing number of organizations.”

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Migration, Remediation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel.

The company’s major shareholder is Formula Systems (NASDAQ: FORTY – News), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, please visit our Web site at www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Contact:
BluePhoenix Solutions
Iris Yahal, +972-9-9526110